

January 7, 2015

Via E-mail
Thomas O. Miiller, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Engility Holdings, Inc.
3750 Centerview Drive
Chantilly, Virginia 20151

> **Re:** **New East Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 24, 2014**
> **File No. 333-200384**

Dear Mr. Miiller:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Proxy Statement/Prospectus Cover Page

1. Please revise your proxy statement to clearly and concisely present the structure of the merger and the consideration to be received by both Engility and TASC stockholders. We note that as currently drafted the cover page focuses first on the intended benefits of the merger and the governance structure of the combined entity. Please considering removing or revising such information so that the merger structure and consideration is prominent and clear. Please also clearly state that TASC stockholders will receive approximately 0.019 shares of New Engility common stock for each share of TASC common stock, as disclosed elsewhere in your prospectus. Please also state the approximate per-share value of the Engility and TASC merger consideration, as practicable.

TASC Notice of Solicitation and Written Consent

2. Please revise the notice to clearly state upfront that written consent is being sought for approval of the TASC merger and approval of the merger agreement and the transactions contemplated thereby. We note that TASC stockholders will not be voting on the Engility/TASC merger, as disclosed on page 134. Please make this clear in the notice and elsewhere in the prospectus as applicable.

General

3. We note your response to prior comment 39 and the revisions to your registration statement. However, as previously requested, please also disclose and discuss why the current Engility stockholders will receive a special cash dividend and address how the amount of the special cash dividend was determined.

Comparative Per Share Data, page 31

4. We note the amounts for annual and interim historical net income attributable to Engility per share, basic and diluted, presented here do not agree with amounts in your historical financial statements or your disclosures on page 27. Please clarify or revise as appropriate.

5. It appears to us you should present unaudited pro forma net income (loss) per share data for the periods presented that equals the pro forma combined net income (loss) per share data as presented in your unaudited pro forma combined statements of operations for the respective periods on pages 170 and 171 as required by Item 3(f) of Form S-4. Please revise as appropriate.

6. It appears to us you should present unaudited pro forma book value per share that equals unaudited pro forma combined shareholders' equity divided by the total pro forma shares outstanding in New Engility at September 30, 2014 as required by Item 3(f) of Form S-4. Please revise as appropriate.

Opinion of Lazard Freres & Co. LLC, page 90

Selected Precedent Transactions Analysis, page 96

7. We note that you have omitted the transaction multiple for the November 2009 transaction between KKR/General Atlantic and TASC because it is "not publicly available." Please note that the public availability of information is not a valid basis for excluding information from your disclosure. Further, we note that this transaction multiple was included in the materials prepared by Lazard and provided to the Engility board on October 28, 2014. Please revise your disclosure accordingly.

New Engility's Board of Directors and Management Following the Mergers, page 111

8. We note your revisions in response to comment 34 of our letter dated December 17, 2014. Please update your disclosure to provide the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2014, which is TASC's last completed fiscal year, for the TASC individuals who will serve as a director or executive officer of the combined entity. See Item 18(a)(7)(ii) of Regulation S-K.

Material U.S. Federal Income Tax Consequences, page 116

U.S. Federal Income Tax Consequences to Engility Stockholders of the Engility Special Cash Dividend, page 118

9. We note your revisions in response to comment 36 of our letter dated December 17, 2014 and that counsel's opinion states that the special cash dividend "should" be treated as a separate distribution that is not integrated with the Engility merger. Please revise your disclosure to explain the reason for counsel's inability to provide a firm opinion on the treatment of the special cash dividend and also describe the degree of uncertainty in the opinion. Please also provide risk factor disclosure or other disclosure as appropriate setting forth the risks to stockholders of the uncertain treatment of the special cash dividend.

Unaudited Pro Forma Combined Financial Information, page 168

Pro Forma Adjustments and Reclassifications, page 173

Note (h), page 175 and Note (cc), page 180

10. We note your response to prior comment 41. As previously requested, please expand your footnote to disclose the amount of taxable income you will be required to generate to realize the deferred tax asset and clarify whether the significant assumptions you used to evaluate the realization of the deferred tax asset are consistent with the significant assumptions used in the fairness opinions. Also, it is not clear to us how your response that "the valuation allowance is an infrequent and nonrecurring item included in the underlying historical financial statements of TASC that is not directly affected by the transaction" is consistent with your disclosures in note (h) that indicate as a result of the transaction TASC's deferred tax asset is expected to be fully realized.

Note (l), page 176

11. Please expand your footnote to disclose the outstanding amount of TASC's first lien term loan and the outstanding amount and related interest rate of TASC's second lien term loan.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Thomas O. Miiller, Esq.
New East Holdings, Inc.
January 7, 2015
Page 4

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at (202) 551-3442 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Ryan D. Thomas, Esq. (*via e-mail*)
        Bass, Berry & Sims PLC